December 10, 2015

Mr. Tim Buchmiller

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	ResMed Inc.

Form 10-K for the fiscal year ended June 30, 2015

Filed August 7, 2015

File No. 001-15317

Dear Mr. Buchmiller:

This responds to the Staff’s comment in November 12, 2015 letter regarding ResMed’s Annual Report on Form 10-K for the year ended June 30, 2015. For your convenience, the comment has been reproduced as presented.

Risk Factors, page 48

1. We note your disclosure on page F24 regarding the cardiovascular safety signal that was observed in the clinical trial. Please revise your future filings to provide risk factor disclosure that addresses the risks you may face if your studies, including the study referred to on page F24, do not meet primary end points or reveal disadvantages of your systems for the various markets that you address.

Response: ResMed acknowledges the Staff’s comment and will revise our future filings to provide risk factor disclosure consistent with this comment.

At your request, ResMed also acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure contained in its filings;

•	the issuance of comments by the Staff or changes to ResMed’s future disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	ResMed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Tim Buchmiller

December 10, 2015

If you would like to discuss this matter, or any additional questions or concerns regarding ResMed or its disclosure, I can be reached at (858) 836-5983.

Very truly yours,

ResMed Inc.

David Pendarvis

Global General Counsel

cc: Michael J. Farrell, Chief Executive Officer, ResMed Inc.